Exhibit 99.4

Press Release

Total signs agreement with the Government of Mozambique

regarding the security of Mozambique LNG project

Maputo, August 24, 2020 - Total E&P Mozambique Area 1, operator of the Mozambique LNG project, announces that it has signed a new Memorandum of Understanding with the Government of Mozambique regarding the security of Mozambique LNG project activities.

This new Memorandum of Understanding provides that a Joint Task Force shall ensure the security of Mozambique LNG project activities in Afungi site and across the broader area of operations of the project. Mozambique LNG shall provide logistic support to the Joint Task Force. The Government of Mozambique is committed that the Joint Task Force personnel shall act according to the Voluntary Principles on Security and Human Rights (VPSHR).

The memorandum demonstrates the project’s commitment to meeting its milestones in a secure manner, while creating local opportunities and bringing meaningful social and economic benefits for the province of Cabo Delgado and the country.

His Excellency the Minister of Mineral Resources and Energy, Ernesto Max Elias Tonela, said: “We are proud to continue working with the Mozambique LNG project to ensure the country benefits from its presence. This Memorandum of Understanding bolsters security measures and endeavors to create a safe operating environment for partners like Total which enables their ongoing investment in Mozambican industry, for small and medium enterprise and for our communities.”

Ronan Bescond, Country Chair of Total in Mozambique, said: “In recognition of the benefits the Mozambique LNG project will bring to local communities, the country, and all parties involved in the project, Total and the Government of Mozambique are committed to enable steady progress towards a successful delivery of the project. In view of the security situation in the Province of Cabo Delgado, our priority is to ensure the security of our workforce, many of whom residing in neighboring communities, and of the project operations. On behalf of our Area 1 partners, we appreciate the support provided by the Government of Mozambique for the secure delivery of the project.”

Total E&P Mozambique Area 1 Limitada, a wholly owned subsidiary of Total, operates Mozambique LNG with a 26.5% participating interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%),

Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

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About Mozambique LNG project

Mozambique LNG is the country’s first onshore LNG development. The project includes the development of the Golfinho and Atum fields located within Offshore Area 1 and the construction of a two-trains liquefaction plant with a capacity of 13.1 million tonnes per year. The Area 1 contains more than 60 Tcf of gas resources, of which 18 Tcf will be developed with the first two trains. The Final Investment Decision of Mozambique LNG project was announced on June 18, 2019, and the project is expected to come into production by 2024.

About Total Mozambique

Present in Mozambique for nearly 30 years, Total Mozambique is a major player in the downstream petroleum products market – gas stations network, industrial and mining customers, lubricants and logistics. Total has an estimated market share of 14%.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Contacts

Media Relations:

Helder Ossemane - +258 84 910 1346 helder.ossemane@external.total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE. directly or indirectly owns investments are separate legal entities. TOTAL SE. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.